Siliconware Precision Industries Co., Ltd.

No. 123, Sec. 3, Da Fong Road

Tantzu

Taichung, Taiwan, ROC

May 23, 2011

Mr. Kevin L. Vaughn, Accounting Branch Chief

Mr. Eric Atallah, Staff Accountant

Ms. Lynn Dicker, Reviewing Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Siliconware Precision Industries Co., Ltd.

Form 20-F for the fiscal year ended December 31, 2010

Filed April 26, 2011

File No. 000-30702

Dear Mr. Vaughn, Mr. Atallah and Ms. Dicker:

Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 10, 2011 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F”) of Siliconware Precision Industries Co., Ltd. (the “Company”).

For your convenience, we have included your comments in this response letter in bold italics form and keyed our response accordingly. Please see below for our responses to the Staff’s comments.

Form 20-F for the year ended December 31, 2010

Item 15. Controls and Procedures, page 74

1.	We note your statement that “…even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.” Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

The Company confirms that it will revise the disclosure in future filings of its Form 20-F under “Item 15. Controls and Procedures – Disclosure Controls and Procedures” by replacing the following statements:

“Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of December 31, 2010.”

with:

“Disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon the Company’s evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective at a reasonable assurance level as of December 31, [year].”

Note 32. Additional Disclosure Required by U.S. GAAP, page F-62

(8) — Inventory Provision, page F-68

2.	We note your disclosure that your inventory accounting is identical under R.O.C GAAP and U.S. GAAP. We further note from your disclosures on page F-20 that for purposes of R.O.C GAAP you recognized a gain of NT$25,222 for the recovery in market value of your inventory. Please address the following:

•	Explain to us how your inventory accounting for U.S. GAAP purposes complies with SAB Topic 5.BB.

•

Quantify the amount of inventory that was written up during the year which was still recorded on your December 31, 2010 balance sheet. Explain how you treated this inventory for U.S. GAAP purposes at December 31, 2010.

The Company confirms that its inventory accounting for U.S. GAAP purposes complies with SAB Topic 5.BB.

SAB Topic 5.BB states that a write down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances. On the other hand, under R.O.C. GAAP, Statement of Accounting Standards No.10, “Accounting for Inventories”, requires restoration of inventory value, not to exceed original historical cost, when the circumstances that previously caused inventories to be written down below cost no longer exist. However, this GAAP difference is not relevant to the Company since it does not mark up the cost of inventories in subsequent periods.

No inventory was written up during the year. Therefore, there was no inventory that was written up during the year that was still recorded on the Company’s December 31, 2010 balance sheet. The inventory provisions that the Company reserved were related to obsolete or slow-moving inventories. The Company reversed the provision upon consuming those inventories. In other words, there was a change in estimate that resulted in a reduction of the reserve of NT $25,222 for the year ended December 31, 2010. Consequently, the Company did not mark up the cost of inventories that were previously written down and its accounting treatment for inventory under R.O.C. GAAP is consistent with that under U.S. GAAP.

*        *        *

In connection with the response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff’s comments or changes to disclosure in response to Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +886 (4) 2534-1525.

Sincerely,

/s/ Eva Chen
Eva Chen
Chief Financial Officer